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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CEPHALON, INC.
(Name of Subject Company (issuer))

CEPHALON, INC.
(Name of Filing Person (offeror))

Zero Coupon Convertible Subordinated Notes
due June 15, 2033, First Putable June 15, 2008

Zero Coupon Convertible Subordinated Notes
due June 15, 2033, First Putable June 15, 2010
(Title of Class of Securities)

156708 AF 6 and 156708 AG 4

156708 AH 2 and 156708 AJ 8
(CUSIP Number of Class of Securities)

John E. Osborn
Senior Vice President, General Counsel and Secretary
Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
(610) 344-0200
 (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Pran Jha
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago, IL 60603

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$750,000,000	$95,025
(a)
Estimated for the purpose of determining the filing fee. The amount assumes the exchange of $375,000,000 principal amount of Cephalon, Inc.'s Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008, and $375,000,000 principal amount of Cephalon, Inc.'s Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to an offer by Cephalon, Inc., a Delaware corporation (the "Company"), to exchange $1,000 principal amount of the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 (the "New 2008 Notes"), for each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2008 (the "Old 2008 Notes"), of the Company and $1,000 principal amount of the Company's Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 (the "New 2010 Notes," and together with the New 2008 Notes, the "New Notes"), for each $1,000 principal amount of validly tendered and accepted outstanding Zero Coupon Convertible Subordinated Notes due June 15, 2033, First Putable June 15, 2010 (the "Old 2010 Notes," and together with the Old 2008 Notes, the "Old Notes"), of the Company upon the terms and subject to the conditions contained in the Offer to Exchange dated November 16, 2004 (as amended or supplemented from time to time, the "Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Exchange constitute the "Offer"). The information set forth in the Offer to Exchange and the Letter of Transmittal is hereby expressly incorporated by reference in response to all items of this Schedule TO except as otherwise set forth below.

        This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

        The information under the heading "Summary" in the Offer to Exchange is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2. Subject Company Information.

        The information under the headings "Summary—Cephalon" and "Summary—Material Differences Between the Old Notes and the New Notes" in the Offer to Exchange is incorporated herein by reference in answer to Item 2 of this Schedule TO. The Old Notes are not listed on any national securities exchange and there is no established trading market for the Old Notes.

Item 3. Identity and Background of Filing Person.

        The information under the heading "Summary—Cephalon" in the Offer to Exchange is incorporated herein by reference in answer to Item 3 of this Schedule TO.

        The following table lists the names of all directors and executive officers of the Company. The mailing address of each director and executive officer is: c/o Cephalon, Inc., 145 Brandywine Parkway, West Chester, PA 19380.

Name	Office
Frank Baldino, Jr. Ph.D.	Director, Chairman and Chief Executive Officer
William P. Egan	Director
Robert J. Feeney, Ph.D.	Director
Martyn D. Greenacre	Director
Charles A. Sanders, M.D.	Director
Gail R. Wilensky, Ph.D.	Director
Dennis L. Winger	Director
Horst Witzel, Dr. – Ing.	Director
Paul Blake, F.R.C.P.	Senior Vice President, Clinical Research and Regulatory Affairs
J. Kevin Buchi	Senior Vice President and Chief Financial Officer
Peter E. Grebow, Ph.D.	Senior Vice President, Worldwide Technical Operations
John E. Osborn	Senior Vice President, General Counsel and Secretary
Robert P. Roche, Jr.	Senior Vice President, Pharmaceutical Operations
Carl A. Savini	Senior Vice President, Administration
Jeffry L. Vaught, Ph.D.	Senior Vice President and President, Research and Development

Item 4. Terms of the Transaction.

        The information under the headings "Summary—The Exchange Offer," "Summary—Material Differences Between the Old Notes and the New Notes," "The Exchange Offer," "Description of the New Notes" and "Certain United States Federal Tax Considerations" in the Offer to Exchange is incorporated herein by reference in answer to Item 4 of this Schedule TO. No Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The Company is a party to a convertible note hedge issued by Credit Suisse First Boston International ("CSFB"). Pursuant to the convertible note hedge, CSFB will deliver, at the Company's option, not more than 12,939,684 shares of the Company's common stock to the Company upon settlement of the hedge. The Company also issued to CSFB warrants to purchase 12,939,689 shares of common stock at an exercise price of $72.08 per share. 6,302,521 of the warrants expire on June 15, 2008 and the remaining 6,637,168 warrants expire on June 15, 2010. At its option, the Company may settle both the convertible note hedge and the warrants in cash.

Item 6. Purposes of the Transaction and Plans or Proposals.

        The information under the subheadings "Summary—The Exchange Offer—Purpose of the Exchange Offer" and "Summary—The Exchange Offer—Use of Proceeds" in the Offer to Exchange is incorporated herein by reference in answer to Item 6 of this Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

        The consideration for each $1,000 principal amount of Old 2008 Notes to be purchased by the Company is the issuance of $1,000 principal amount of New 2008 Notes. The consideration for each $1,000 principal amount of Old 2010 Notes to be purchased by the Company is the issuance of $1,000 principal amount of New 2010 Notes. The total consideration required to purchase all of the outstanding Old Notes is $750,000,000 principal amount of New Notes.

Item 8. Interest in Securities of the Subject Company.

        None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information under the subheading "The Exchange Offer—Other Fees and Expenses" in the Offer to Exchange is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10. Financial Statements.

  Financial Information.

        (a)(1)  The information contained in Part II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (a)(2)  The information contained in Part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (a)(3)  The information in the Offer to Exchange under the heading "Ratio of Earnings to Fixed Charges" is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (a)(4)  At September 30, 2004, our book value per share was $12.61.

  Summary Information.

        (c)(1) The information in the Offer to Exchange under the subheading "Summary—Summary Financial Information" is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (c)(2) The information in the Offer to Exchange under the subheading "Summary—Summary Financial Information" is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (c)(3) The information in the Offer to Exchange under the subheading "Summary—Summary Financial Information" is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (c)(4) The information in the Offer to Exchange under the heading "Ratio of Earnings to Fixed Charges" is incorporated herein by reference in answer to Item 10 of this Schedule TO.

        (c)(5) At September 30, 2004, our book value per share was $12.61.

Item 11. Additional Information.

        None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated November 16, 2004.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients.
(a)(i)(v)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated November 16, 2004.
(b)	None.
(d)(1)	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(2)	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(3)	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(4)	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(g)	None.
(h)	None.

Item 13. Information required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cephalon, Inc.
By:	/s/ J. KEVIN BUCHI Name: J. Kevin Buchi Title: Senior Vice President and Chief Financial Officer

Dated: November 16, 2004

Exhibit Index

Exhibit No.	Description
(a)(1)(i)	Offer to Exchange, dated November 16, 2004.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients.
(a)(i)(v)	Notice of Guaranteed Delivery.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated November 16, 2004.
(b)	None.
(d)(1)	Five Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(2)	Seven Year Convertible Note Hedge, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(3)	Five Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(d)(4)	Seven Year Warrant, dated June 6, 2003, between the Company and Credit Suisse First Boston International.
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information required by Schedule 13E-3.
SIGNATURE
Exhibit Index